STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2012	December 31, 2011

Assets
Current assets
Cash		$7,175	$5,629
Accounts receivable		116,187	124,806
Deferred financial assets	14	102,281	2,312
Other current		32,850	14,655

		258,493	147,402
Exploration and evaluation assets	4	900,209	874,799
Property, plant and equipment	5	4,563,778	4,332,011
Goodwill		155,002	154,691
Deferred financial assets	14	10,248	6,585
Other assets	7	174,743	207,824

Total Assets		$6,062,473	$5,723,312

Liabilities
Current liabilities
Accounts payable		$331,854	$422,666
Dividends payable		17,760	32,609
Current portion of long-term debt	8	46,906	46,808
Deferred financial credits	14	16,171	35,711

		412,691	537,794

Long-term debt	8	1,113,015	860,286
Deferred financial credits	14	15,606	31,820
Deferred tax liability		478,150	452,670
Decommissioning liability	9	582,013	563,763

		2,188,784	1,908,539

Total Liabilities		2,601,475	2,446,333

Equity
Shareholders' capital	13	3,799,874	3,442,364
Contributed surplus	13	30,900	26,910
Accumulated deficit		(407,618)	(279,467)
Accumulated other comprehensive income		37,842	87,172

		3,460,998	3,276,979

Total Liabilities & Equity		$6,062,473	$5,723,312

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2012 2nd QUARTER REPORT      23

Condensed Consolidated Statements of Income
and Comprehensive Income

		Three months ended June 30,		Six months ended June 30,
(CDN$ thousands) unaudited	Note	2012	2011	2012	2011

Revenues
Oil and gas sales		$321,163	$359,427	$666,314	$683,429
Royalties		(62,453)	(62,224)	(129,179)	(120,777)
Commodity derivative instruments gain/(loss)	14	142,710	51,817	115,056	(24,310)

		401,420	349,020	652,191	538,342

Expenses
Operating		80,520	67,516	152,583	124,591
General and administrative		20,653	17,342	41,373	34,409
Equity based compensation		322	7,639	4,897	16,303
Transportation		6,808	5,288	12,960	10,562
Depletion, depreciation and amortization	5	128,217	103,695	246,735	203,596
Impairments	6	–	–	86,906	32,394
Foreign exchange	11	44	(4,542)	(5,276)	(2,880)
Finance expense	10	17,408	17,834	33,206	31,841
Asset disposition loss/(gain)		–	(271,910)	(24,100)	(298,145)
Other expense/(income)		228	(189)	(114)	(596)

		254,200	(57,327)	549,170	152,075

Income before taxes		147,220	406,347	103,021	386,267
Current tax expense	12	3,845	43,214	4,548	43,996
Deferred tax expense	12	43,111	95,151	32,030	44,740

Net Income		$100,264	$267,982	$66,443	$297,531

Other Comprehensive Income
Change in fair value of available for sale financial instruments, net of tax	7	(46,901)	50,270	(51,077)	53,218
Change in cumulative translation adjustment		30,731	(14,953)	1,747	(46,118)

Other Comprehensive Income, net of tax		(16,170)	35,317	(49,330)	7,100

Total Comprehensive Income		$84,094	$303,299	$17,113	$304,631

Net income per share
Basic		$0.51	$1.50	$0.34	$1.66
Diluted		$0.51	$1.49	$0.34	$1.66

Weighted average number of shares outstanding (thousands)	13
Basic		196,768	179,583	193,306	179,209
Diluted		196,768	180,085	193,393	179,711

See accompanying notes to the Condensed Consolidated Financial Statements

24      ENERPLUS 2012 2nd QUARTER REPORT

Condensed Consolidated Statements of Changes
in Shareholders' Equity

Six months ended June 30 (CDN$ thousands) unaudited	2012	2011

Shareholders' Capital
Balance, beginning of year	$3,442,364	$5,639,380
Reclassification of EELP units	–	44,387
Reclassification of accumulated deficit	–	(2,314,775)
Public offering	330,618	–
Stock Option Plan – cash	1,180	9,714
Stock Option Plan – non cash	1,119	7,346
Dividend Reinvestment Plan	19,150	–
Stock Dividend Plan	5,443	24,553

Balance, end of period	$3,799,874	$3,410,605

Contributed Surplus
Balance, beginning of year	$26,910	$3,795
Reclassification of trust unit rights liability	–	20,156
Stock Option Plan – exercised	(1,119)	(7,346)
Stock Option Plan – expensed	5,109	6,778

Balance, end of period	$30,900	$23,383

Accumulated Deficit
Balance, beginning of year	$(279,467)	$(2,314,775)
Reclassification to Shareholders' Capital	–	2,314,775
Net income	66,443	297,531
Cash dividends	(189,151)	(193,763)
Stock dividends	(5,443)	–

Balance, end of period	$(407,618)	$103,768

Accumulated other comprehensive income
Balance, beginning of year	$87,172	$(22)
Change in fair value of available for sale financial instruments, net of tax	(51,077)	53,218
Change in cumulative translation adjustment	1,747	(46,118)

Balance, end of period	$37,842	$7,078

Total Equity	$3,460,998	$3,544,834

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2012 2nd QUARTER REPORT      25

Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(CDN$ thousands) unaudited	2012	2011	2012	2011

Operating Activities
Net income	$100,264	$267,982	$66,443	$297,531
Non-cash items add/(deduct):
Depletion, depreciation and amortization	128,217	103,695	246,735	203,596
Impairments	–		86,906	32,394
Change in fair value of derivative instruments	(161,210)	(87,664)	(139,386)	(6,887)
Deferred tax expense	43,111	95,151	32,030	44,740
Foreign exchange loss/(gain) on U.S. dollar debt	11,920	(1,189)	9,555	(13,123)
Accretion expense	3,515	3,379	6,968	6,794
Equity based compensation – stock option plan	2,117	3,295	5,109	6,778
Amortization of debt transaction costs	414	284	794	569
Loss on equity investment sale	156	–	156	–
Cross currency interest rate swap principal settlement	18,043	19,418	18,043	19,418
Asset disposition loss/(gain)	–	(271,910)	(24,100)	(298,145)

Funds Flow	146,547	132,441	309,253	293,665
Decommissioning expenditures	(3,712)	(3,961)	(11,010)	(8,171)
Changes in non-cash operating working capital	14,421	34,843	(72,006)	10,232

Cash flow from operating activities	157,256	163,323	226,237	295,726

Financing Activities
Issuance of shares	7,050	18,266	350,948	34,266
Cash dividends to shareholders	(83,156)	(97,077)	(189,151)	(193,763)
Change in bank debt	(126,742)	(353,261)	(126,971)	(220,290)
Repayment on senior notes	(35,623)	(34,248)	(35,623)	(34,248)
Proceeds from senior note issue	406,088	–	406,088	–
Cross currency interest rate swap principal settlement	(18,043)	(19,418)	(18,043)	(19,418)
Changes in non-cash financing working capital	(17,604)	124	(14,849)	247

Cash flow from financing activities	131,970	(485,614)	372,399	(433,206)

Investing Activities
Capital expenditures	(212,173)	(148,573)	(531,743)	(324,628)
Property and land acquisitions	(23,649)	(94,415)	(56,669)	(142,633)
Property dispositions	(87)	571,095	22,524	630,788
Sale of equity investment	4,410	–	4,410	–
Changes in non-cash investing working capital	(48,972)	(5,150)	(34,260)	(30,415)

Cash flow from investing activities	(280,471)	322,957	(595,738)	133,112

Effect of exchange rate changes on cash	(3,033)	94	(1,352)	370

Change in cash	5,722	760	1,546	(3,998)
Cash, beginning of period	1,453	3,616	5,629	8,374

Cash, end of period	$7,175	$4,376	$7,175	$4,376

Supplementary Cash Flow Information
Cash income taxes paid	$3,213	$45	$17,651	$168
Cash interest paid	$17,058	$20,661	$21,525	$25,128

See accompanying notes to the Condensed Consolidated Financial Statements

26      ENERPLUS 2012 2nd QUARTER REPORT

NOTES

Notes to Consolidated Financial Statements

1. REPORTING ENTITY

These interim condensed consolidated financial statements and notes ("interim Consolidated Financial Statements") present the results of Enerplus Corporation ("Enerplus") including its Canadian and U.S. subsidiaries.

Enerplus is a North American crude oil and natural gas exploration and development company, and is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 9, 2012.

2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") as at and for the three and six months ended June 30, 2012, including the 2011 comparative periods. They have been prepared in accordance with IAS 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011. There have been no changes to the use of estimates or judgments since December 31, 2011.

3. SIGNIFICANT ACCOUNTING POLICIES

Enerplus' accounting policies are unchanged from December 31, 2011. There have been no new accounting pronouncements during the period. These interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011.

4. EXPLORATION AND EVALUATION ("E&E") ASSETS

Carrying value ($ thousands)	E&E assets

At December 31, 2011	$874,799
Capital spending and acquisitions	157,463
Dispositions	(23,387)
Transfers to Property, Plant and Equipment	(108,728)
Foreign currency translation adjustment	62

As at June 30, 2012	$900,209

As at June 30, 2012 the E&E asset balance of $900,209,000 (December 31, 2011 – $874,799,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Carrying value before accumulated depletion and depreciation ($ thousands)	D&P assets	Office and other	Total

As at December 31, 2011	$5,904,859	$71,016	$5,975,875
Capital spending and acquisitions	424,859	6,090	430,949
Transfers from Exploration and Evaluation	108,728	–	108,728
Change in decommissioning costs (Note 9)	22,309	–	22,309
Dispositions	(5,036)	–	(5,036)
Foreign currency translation adjustment	9,870	28	9,898

As at June 30, 2012	$6,465,589	$77,134	$6,542,723

ENERPLUS 2012 2nd QUARTER REPORT      27

Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at December 31, 2011	$1,591,199	$52,665	$1,643,864
Depletion, Depreciation and Amortization	243,560	3,175	246,735
Impairment expense (Note 6)	86,906	–	86,906
Foreign currency translation adjustment	1,435	5	1,440

As at June 30, 2012	$1,923,100	$55,845	$1,978,945

Net carrying value	D&P assets	Office and other	Total

As at December 31, 2011	$4,313,660	$18,351	$4,332,011

As at June 30, 2012	$4,542,489	$21,289	$4,563,778

As at June 30, 2012 the Marcellus carry commitment balance remaining was US$4,586,000.

6. IMPAIRMENT

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2012	2011	2012	2011

D&P assets	$–	$–	$86,906	$32,394

Impairment expense	$–	$–	$86,906	$32,394

There were no impairments for the three months ended June 30, 2012 and 2011. D&P asset impairments recorded for the six months ended June 30, 2012 and 2011 relate to natural gas focused cash generating units ("CGUs") and reflect lower forecast natural gas prices at March 31, 2012 and 2011. The estimated recoverable amounts used for impairment testing were based on the respective assets value in use, calculated using proved plus probable reserves discounted at 10%.

7. OTHER ASSETS

Other assets of $174,743,000 (December 31, 2011 – $207,824,000) represent Enerplus' marketable securities portfolio. For the three and six months ended June 30, 2012 the change in fair value of these investments represented unrealized losses of $53,917,000 ($46,901,000 net of tax) and $58,709,000 ($51,077,000 net of tax), respectively. For the same periods in 2011 the change in fair value of these investments represented unrealized gains of $54,636,000 ($50,270,000 net of tax) and $58,069,000 ($53,218,000 net of tax), respectively. During the three months ended June 30, 2012 Enerplus sold certain marketable securities for proceeds of $4,410,000, recognizing a loss of $156,000.

28      ENERPLUS 2012 2nd QUARTER REPORT

8. DEBT

($ thousands)	June 30, 2012	December 31, 2011

Current:
Current portion of long-term debt	$46,906	$46,808

	46,906	46,808

Long-term:
Bank credit facility	$321,871	$446,182
Senior notes
CDN$30 million (Matures May 15, 2019)	30,000	–
US$20 million (Matures May 15, 2022)	20,382	–
US$355 million (Matures May 15, 2024)	361,781	–
CDN$40 million (Matures June 18, 2015)	40,000	40,000
US$40 million (Matures June 18, 2015)	40,764	40,680
US$225 million (Matures June 18, 2021)	229,298	228,825
US$54 million (Matures October 1, 2015)(2)	33,019	32,951
US$175 million (Matures June 19, 2014)(1)	35,900	71,648

	1,113,015	860,286

Total debt	$1,159,921	$907,094

(1)
The outstanding U.S. principal as at June 30, 2012 was US$70,000,000, a portion of which is classified as current.
(2)
The outstanding U.S. principal as at June 30, 2012 was US$43,200,000, a portion of which is classified as current.

On May 15, 2012 Enerplus closed a private offering of senior unsecured notes raising gross proceeds of approximately $405,000,000. The notes rank equally with the bank credit facility and other outstanding senior notes. The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date		Original Principal ($ millions)		Remaining Principal ($ millions)	Coupon Rate	Interest Payment Dates	Repayment

May 15, 2012	CDN$	30,000	CDN$	30,000	4.34%	May 15 and Nov 15	Bullet payment on May 15, 2019
May 15, 2012	US$	20,000	US$	20,000	4.40%	May 15 and Nov 15	Bullet payment on May 15, 2022
May 15, 2012	US$	355,000	US$	355,000	4.40%	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020

June 18, 2009	CDN$	40,000	CDN$	40,000	6.37%	June 18 and Dec 18	Bullet payment on June 18, 2015
June 18, 2009	US$	40,000	US$	40,000	6.82%	June 18 and Dec 18	Bullet payment on June 18, 2015
June 18, 2009	US$	225,000	US$	225,000	7.97%	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017

Oct 1, 2003	US$	54,000	US$	43,200	5.46%	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011

June 19, 2002	US$	175,000	US$	70,000	6.62%	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010

9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $582,013,000 as at June 30, 2012 compared to $563,763,000 at December 31, 2011, based on a total undiscounted liability of $638,065,000 and $644,922,000 respectively. The

ENERPLUS 2012 2nd QUARTER REPORT      29

decommissioning liability was calculated using a risk free rate of 2.33% at June 30, 2012 (December 31, 2011 – 2.49%). The majority of the change in estimates relates to changes in the risk free rate used to calculate the present value of the liability.

($ thousands)	Six months ended June 30, 2012	Year ended December 31, 2011

Decommissioning liability, beginning of year	$563,763	$392,709
Change in estimates	18,888	174,807
Property acquisition and development activity	3,702	4,828
Dispositions	(281)	(692)

Capitalized decommissioning costs	22,309	178,943
Decommissioning expenditures	(11,010)	(21,656)
Accretion	6,968	13,803
Foreign currency translation adjustment	(17)	(36)

Decommissioning liability, end of period	$582,013	$563,763

10. FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2012	2011	2012	2011

Realized:
Interest on bank debt and senior notes	$13,427	$12,690	$24,275	$24,590
Unrealized:
Cross currency interest rate swap loss /(gain)	284	1,927	1,733	1,095
Interest rate swap loss/(gain)	(232)	(446)	(564)	(1,207)
Premium and transaction cost amortization	414	284	794	569
Accretion of decommissioning liability	3,515	3,379	6,968	6,794

Finance expense	$17,408	$17,834	$33,206	$31,841

11. FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2012	2011	2012	2011

Realized:
Foreign exchange loss/(gain)	$11,188	$13,049	$5,908	$20,308
Unrealized:
Translation of U.S. dollar debt loss/(gain)	11,920	(1,189)	9,555	(13,123)
Cross currency interest rate swap loss/(gain)	(19,373)	(17,293)	(17,312)	(13,366)
Foreign exchange swaps loss/(gain)	(3,691)	891	(3,427)	3,301

Foreign exchange loss/(gain)	$44	$(4,542)	$(5,276)	$(2,880)

12. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2012	2011	2012	2011

Current tax expense/(recovery)
Canada	510	$–	$(123)	$–
U.S.	3,335	43,214	4,671	43,996

Total current tax expense/(recovery)	3,845	43,214	$4,548	$43,996
Deferred tax expense/(recovery)	43,111	95,151	32,030	44,740

Total income tax expense/(recovery)	$46,956	$138,365	$36,578	$88,736

30      ENERPLUS 2012 2nd QUARTER REPORT

13. SHAREHOLDERS' CAPITAL

(a) Share Capital

	Six months ended June 30,		Year ended December 31,
Authorized unlimited number of common shares	2012		2011

Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	181,159	$3,442,364	176,946	$5,639,380
Corporate Conversion:
Reclassification of EELP units (non-cash)	–	–	1,703	44,387
Reclassification of Accumulated Deficit (non-cash)	–	–	–	(2,314,775)
Issued for cash:
Public offerings	14,709	330,618	–	–
Dividend reinvestment plan	955	19,150	1,928	52,375
Stock Option Plan	68	1,180	582	11,626
Non-cash:
Stock Dividend Plan	441	5,443	–	–
Stock Option Plan	–	1,119	–	9,371

Balance, end of period	197,332	$3,799,874	181,159	$3,442,364

(b) Dividends

During the second quarter Enerplus announced a reduction in its monthly dividend to $0.09 per share from $0.18 per share, effective for the July dividend payment. Additionally, Enerplus replaced its Dividend Reinvestment Plan ("DRIP") with a Stock Dividend Plan ("SDP") effective for the June dividend payment. The SDP allows all shareholders to receive dividends in the form of Enerplus shares at a 5% discount to the current weighted average price. For the three months ended June 30, 2012, Enerplus paid cash dividends of $83,156,000 (June 30, 2011 – $97,077,000) and issued stock dividends of $5,443,000. For the six months ended June 30, 2012 Enerplus paid cash dividends of $189,151,000 (June 30, 2011 – $193,763,000) and issued stock dividends of $5,443,000.

(c) Equity Based Compensation

The following table summarizes Enerplus' equity based compensation expense:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2012	2011	2012	2011

Cash:
Long term incentive plans expense/(recovery)	$(1,452)	$4,344	$131	$9,525
Non-Cash:
Stock option plan expense	2,117	3,295	5,109	6,778
Equity total return swap loss /(gain)	(343)	–	(343)	–

Equity based compensation expense	$322	$7,639	$4,897	$16,303

ENERPLUS 2012 2nd QUARTER REPORT      31

(i) Stock Option Plan

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	June 30, 2012	December 31, 2011

Dividend yield(1)	7.7%	7.14%
Volatility(1)	30.2%	35.0%
Risk-free interest rate	1.18%	2.34%
Forfeiture rate	10%	9.4%
Expected life	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

The weighted average grant date fair value of options granted in 2012 was $2.52 (June 30, 2011 – $4.80). At June 30, 2012, 3,207,000 options were exercisable at a weighted average reduced exercise price of $30.11 with a weighted average remaining contractual term of 3.6 years, giving an aggregate intrinsic value of nil (June 30, 2011 – $8,980,000).

For the six months ended June 30, 2012, a total of 68,000 options were exercised at a weighted average reduced exercise price of $17.35. The weighted average share price throughout the period was $19.39.

For the three and six months ended June 30, 2012, Enerplus expensed a total of $2,117,000 and $5,109,000 respectively related to its stock option plan. The remaining unamortized grant date fair value of outstanding options of $10,232,000 will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Six months ended June 30, 2012		Year ended December 31, 2011
	Number of Options (000's)	Weighted Average Exercise Price(1)	Number of Options (000's)	Weighted Average Exercise Price(1)

Options outstanding
Beginning of year	5,098	$29.41	5,457	$32.11
Granted	4,469	22.65	2,154	30.27
Exercised	(68)	17.35	(582)	19.97
Forfeited	(616)	26.19	(845)	33.22
Expired	–	–	(1,086)	47.05

End of period	8,883	$26.32	5,098	$29.41

Options exercisable at the end of period	3,207	$30.11	1,932	$33.86

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following table summarizes the Contributed Surplus balance as at:

($ thousands)	June 30, 2012	December 31, 2011

Cancelled shares	$3,795	$3,795
Stock option plan	27,105	23,115

Balance, end of period	$30,900	$26,910

32      ENERPLUS 2012 2nd QUARTER REPORT

(ii) Long-term Incentive Plans

The following table summarizes the Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Director Share Units ("DSU") activity for the six months ended June 30, 2012:

(thousands of units)	PSUs	RSUs	DSUs

Number of units, beginning of year	170	895	14
Granted	281	401	29
Settled	–	(480)	–
Forfeited	(38)	(83)	–

Number of units, end of period	413	733	43

During the quarter Enerplus entered into an equity total return swap derivative ("equity swap") with respect to its cash settled long term incentive plans. Under the equity swap Enerplus effectively fixed the settlement cost on 800,000 units outstanding under the plans at price of approximately $12.64 per unit. At June 30, 2012 the long term incentive plans had a liability balance of $8,036,000 (December 31, 2011 – $21,254,000).

(d) Basic and Diluted Earnings per Share

Net income per share has been determined based on the following:

	Three months ended June 30,		Six months ended June 30,
(thousands of shares)	2012	2011	2012	2011

Weighted average shares	196,768	179,583	193,306	179,209
Dilutive impact of options	–	502	87	502

Diluted shares	196,768	180,085	193,393	179,711

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

Enerplus' non-derivative financial instruments include accounts receivable, accounts payable, marketable securities, dividends payable, bank indebtedness and long-term debt.

(i) Accounts Receivable, Accounts Payable, Dividends Payable, Bank Credit Facilities and Senior Notes

The carrying value of accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at June 30, 2012 and December 31, 2011 due to their short term nature. At June 30, 2012 the combined fair values of Enerplus' senior notes was $953,382,000 and the carrying amount was $838,050,000 (December 31, 2011 – fair value of $540,426,000 and carrying value of $460,912,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

(b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At June 30, 2012 a current deferred financial asset of $102,281,000, a current deferred financial credit of $16,171,000, a non-current deferred financial asset of $10,248,000 and a non-current deferred financial credit of $15,606,000 are recorded on the Consolidated Balance Sheet.

ENERPLUS 2012 2nd QUARTER REPORT      33

The following table summarizes the change in fair value for the three months ended June 30, 2012:

($ thousands)	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps		Electricity Swaps		Oil Commodity Derivative Instruments		Equity Swap		Total

Deferred financial assets/(liabilities), beginning of period	$(1,271)	$(49,827)	$6,378		$899		$(36,637)		$–		$(80,458)
Change in fair value gain/(loss)	232 (1)	19,089 (2)	3,691	(3)	187	(4)	137,668	(5)	343	(6)	161,210

Deferred financial assets/(liabilities), end of period	$(1,039)	$(30,738)	$10,069		$1,086		$101,031		$343		$80,752

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $19,373) and finance expense (loss of $284).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).
(6)
Recorded in equity based compensation expense.

The following table summarizes the change in fair value for the six months ended June 30, 2012:

($ thousands)	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps		Electricity Swaps		Oil Commodity Derivative Instruments		Equity Swap		Total

Deferred financial assets/(liabilities), beginning of period	$(1,603)	$(46,317)	$6,642		$2,255		$(19,611)		$–		$(58,634)
Change in fair value gain/(loss)	564 (1)	15,579 (2)	3,427	(3)	(1,169)	(4)	120,642	(5)	343	(6)	139,386

Deferred financial assets/(liabilities), end of period	$(1,039)	$(30,738)	$10,069		$1,086		$101,031		$343		$80,752

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $17,312) and finance expense (loss of $1,733).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).
(6)
Recorded in equity based compensation expense.

The following table summarizes the ending balances as at June 30, 2012:

($ thousands)	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps	Electricity Swap	Oil Commodity Derivative Instruments	Equity Swap	Total

Balance Sheet classification:
Current assets/(liabilities)	$(998)	$(15,173)	$33	$1,086	$101,031	$131	$86,110
Non-current assets/(liabilities)	$(41)	$(15,565)	$10,036	$–	$–	$212	$(5,358)

Total	$(1,039)	$(30,738)	$10,069	$1,086	$101,031	$343	$80,752

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2012	2011	2012	2011

Change in fair value of commodity derivative instruments gain/(loss)	$137,668	$72,578	$120,642	$(6,580)
Net realized cash gain/(loss)	5,042	(20,761)	(5,586)	(17,730)

Commodity derivative instruments gain/(loss)	$142,710	$51,817	$115,056	$(24,310)

34      ENERPLUS 2012 2nd QUARTER REPORT

(c) Risk Management

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties.

Crude Oil Instruments:

At June 30, 2012 the fair value of Enerplus' crude oil derivative contracts represented an asset of $101,031,000 and the change in fair value of these contracts for the three and six months ended June 30, 2012 represented an unrealized gain of $137,668,000 and $120,642,000 respectively.

The following table summarizes Enerplus' crude oil risk management positions at July 26, 2012:

Instrument Type	bbls/day	US$/bbl(1)

Jul 1, 2012 – Dec 31, 2012
WTI Swap	17,500	95.83
WTI Purchased Put	1,000	103.00
WTI Purchased Call	1,000	103.00
WTI Sold Put	2,000	65.00
WTI Sold Call	1,000	133.00
Brent-WTI Spread	2,900	13.52
Jan 1, 2013 – Dec 31, 2013
WTI Swap	14,500	101.36
WTI Purchased Call	3,500	104.09
WTI Sold Put	4,500	63.33
WTI Sold Call	2,000	130.00

(1)
Swap transactions and the Brent-WTI spread with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

At June 30, 2012 Enerplus did not have any natural gas derivative contracts in place, however subsequent to the quarter Enerplus entered into certain natural gas contracts.

The following table summarizes Enerplus' natural gas financial contracts at July 26, 2012:

Instrument Type	MMcf/day	CDN$/Mcf

Jan 1, 2013 – Dec 31, 2013
AECO Purchased Put	22.7	3.17

For the period July 2012 through October 2012 Enerplus has entered into physical fixed price natural gas contracts for 79,400 Mcf/day at an average price of $2.20/Mcf. In addition, for the last six months of 2012 Enerplus has costless collars for 19,900 Mcf/day of physical gas sales with a weighted average floor price of $2.16/Mcf and a weighted average ceiling price of $2.90/Mcf.

Electricity:

Enerplus is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements. At June 30, 2012 the fair value of Enerplus' electricity contracts represented an asset of $1,086,000 and the change in fair value of these contracts for the three and six months ended June 30, 2012 represented an unrealized gain of $187,000 and an unrealized loss of $1,169,000 respectively.

ENERPLUS 2012 2nd QUARTER REPORT      35

The following table summarizes Enerplus' electricity derivative contracts at July 26, 2012:

Instrument Type	MWh	CDN$/Mwh

Apr 1, 2012 – Dec 31, 2012
AESO Power Swap(1)	13.0	54.04
Jan 1, 2013 – Dec 31, 2013
AESO Power Swap(1)	6.0	70.63

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

36      ENERPLUS 2012 2nd QUARTER REPORT